TimTheTatman, One of Gaming and Esports' Biggest Personalities,
Joins Complexity Gaming and GameSquare Esports

TimTheTatman Brings More Than 18 million Gaming and Esports Fans; Establishes
Complexity as a Leading Streaming Organization

September 20, 2021, Toronto, Ontario - GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) ("GameSquare" or the "Company") announces that TimTheTatman, one of the most popular esports personalities with more than 18 million social followers, has joined Complexity Gaming ("Complexity"), a top-tier competitive esports team and a part of the GameSquare group of companies. TimTheTatman brings immediate revenue opportunities to Complexity through merchandise sales, marketing activations, personal appearances, and branded content. It is expected that TimTheTatman, as a member of Complexity, will increase viewership and engagement with the team and it positions Complexity as a leading streaming organization.

"TimTheTatman is one of the most followed, engaging, and entertaining personalities in esports," said Justin Kenna, CEO of GameSquare. "Working with TimTheTatman is really exciting as we build one of the largest esports companies on the planet. He is incredibly talented and brings immediate credibility with fans and brands. When we acquired Complexity, two months ago, we said that we would grow our audience and build brand relationships by creating compelling content. With more than 18 million followers, TimTheTatman has immediately enhanced Complexity's audience and engagement. This positions Complexity as one of the leading streaming organizations on the planet and a top-tier competitive team."

GameSquare and Complexity intend to work with TimTheTatman to create exclusive merchandise collections that proudly represent Complexity's winning history and his larger-than-life personality. The collection is expected to be available online and at a welcome ceremony to be held at Complexity's headquarters, the GameStop Performance Center, at The Star in Frisco, Texas. Details of future events, branded content, and collaborations with professional athletes and celebrities will be made available on TimTheTatman's streaming channel, Complexity's website and GameSquare's website. Pursuant to the terms of the agreement entered into between the parties, the Company has issued 5 million options and 2.7 million RSUs to TimTheTatman which will vest over the three-year term of the agreement.

"Joining the Complexity team has been an amazing journey," said TimTheTatman. "I've followed Complexity's success and I am impressed with their commitment to winning in top-tier esports and the loyalty of their fans. The connection with the Dallas Cowboys and the support of Jerry Jones is outstanding. I'm a lifelong Cowboys fan so this is a special opportunity within esports. My tour of the Complexity headquarters at the Star in Frisco was world-class; no esports facility comes close. When Complexity and GameSquare invited me to join the team, it was an easy yes. Jason Lake has built an amazing team at Complexity and Justin Kenna is building something special at GameSquare. I am excited to get started."

About GameSquare Esports

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd. ("Code Red"), an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Media and Press

JSA Strategies

Email: press@complexity.gg

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the business and operations of the Company and its subsidiaries; and the Company's ability to execute its business plan including business and revenue opportunities with TimTheTatman. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.